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February 27, 2025

Confidential

Draft Registration Statement
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sayona Mining Limited Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our client, Sayona Mining Limited, a foreign private issuer incorporated under the laws of Queensland, Australia (the “Company”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the issuance of the Company’s ordinary shares, including those underlying American depositary shares (“ADSs”), in connection with the proposed merger of Piedmont Lithium Inc., a Delaware corporation (“Piedmont”), with Shock MergeCo Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), with Piedmont surviving as a wholly owned subsidiary of Sayona. This document also constitutes a draft notice of meeting and a proxy statement under Section 14(a) of the Securities and Exchange Act of 1934, as amended, with respect to the special meeting of Piedmont stockholders at which Piedmont stockholders will be asked to consider and vote upon proposals to adopt and approve the Agreement and Plan of Merger, dated as of November 18, 2024 (as it may be further amended from time to time), by and among the Company, Merger Sub and Piedmont, and other related matters.

The Company confirms that it is an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act and this constitutes the Company’s initial public offering of its equity securities. A registration statement on Form F-6 relating to the Company’s ADSs will be filed with the Commission in due course.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at (212) 408-2521 or via e-mail at avner.bengera@bakerbotts.com or Jamie Yarbrough by phone at (713) 229-1411 or via email at jamie.yarbrough@bakerbotts.com.

Very truly yours,

/s/ Avner Bengera
Avner Bengera

cc:
Dylan Roberts, Company Secretary and General Counsel, Sayona Mining Limited
Bruce Czachor, Executive Vice President and Chief Legal Officer, Piedmont Lithium, Inc.
Jamie Yarbrough, Partner, Baker Botts L.L.P.
John T. Gaffney, Partner, Gibson, Dunn & Crutcher LLP
Eric M. Scarazzo, Partner, Gibson, Dunn & Crutcher LLP
Michelle M. Gourley, Partner, Gibson, Dunn & Crutcher LLP